ChaSerg Technology Acquisition Corp.

7660 Fay Avenue, Suite H, Unit 339

La Jolla, CA 92037

October 3, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance Office

of Transportation and Leisure

Washington, D.C. 20549

Attn: Mara L. Ransom

Mail Stop 3561

Re:	ChaSerg Technology Acquisition Corp.
Registration Statement on Form S-1
Filed September 12, 2018, as amended
File No. 333-227300

Dear Ms. Ransom:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ChaSerg Technology Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. EST on Thursday, October 4, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Lloyd Carney
Lloyd Carney
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP Graubard Miller